VIA EDGAR

May 16, 2017

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549

RE:	U.S. Physical Therapy, Inc.
Form 10-K for the Year Ended December 31, 2015
Response dated April 18, 2017
File No. 1-11151

Dear Mr. Decker:

This letter is in response to your letter dated May 8, 2017 to U.S. Physical Therapy, Inc. (the “Company”) transmitting the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the above referred Form 10-K.  For your convenience, the response below is preceded by the Staff’s comment to which the response relates.

COMMENT 1 – Please tell us whether the acquisition price (i.e., earnings multiple) for NewCo is affected by Selling Shareholders’ retention of ownership interests through the Selling Entity or employment with NewCo.

RESPONSE – No.  The purchase price is a market-based earnings multiple determined based on a valuation of the business and negotiated by unrelated parties at arms-length.  The Company, competing with other bidders, submits/negotiates the purchase price with the Selling Shareholders.  The Selling Shareholders are often represented by a broker, an investment banker, consultant or some other type of advisor.  In the event the Company has the “winning” bid, each Selling Shareholder receives a proportionate share of the purchase price based on their ownership interest in the Selling Entity, irrespective of their employment with NewCo.

COMMENT 2 – Please tell us whether the Selling Shareholder can choose to be Employed Selling Shareholders and not retain an ownership interest through the Selling Entity.  If so, please indicate how frequently this occurs.

RESPONSE – Yes. However, we have not had a situation where a Selling Shareholder has become an employee in NewCo and not retained an ownership interest in NewCo at the onset.

COMMENT 3 – Please explain the general terms of the Employment Agreements, including any remedies or penalties for termination.

RESPONSE – The Employment Agreement entered into between NewCo and its employees (including the Selling Shareholders as well as other employees) defines the terms and conditions of that employment arrangement. The Employment Agreement has a multi-year term, with automatic one-year renewals as of the expiration of each expiring term, unless terminated by either party. The Employment Agreement describes the employment duties, annual salary and benefits applicable to the employee.  The Employment Agreement also sets forth the contractual triggers for termination prior to the expiration of the term (or any renewal term), which include death, disability, termination for cause and termination without cause.  In the event of a termination of employment for death, disability or cause, the employee is entitled to salary compensation only through the date of such termination.  In the case of a termination by NewCo without cause, the employee is entitled to salary continuation through the expiration of the remaining term of the Employment Agreement.  The Employment Agreement does not contain any contractual penalties or remedies that apply in the event that the employee terminates his employment with NewCo prior to the expiration of the applicable term.  Moreover, in the case of Employed Selling Shareholders, the Employment Agreement contains a provision that makes clear that the Employed Selling Shareholder’s employment with NewCo is only subject to the terms and conditions of the Employment Agreement and not related to their ownership interest in the Selling Entity.

COMMENT 4 – Please indicate whether all Selling Shareholders of a Therapy Practice receive the same price (i.e., same EBITDA multiple) for their pre-transaction interests in the practice in cases when some Selling Shareholders do not become Employed Selling Shareholders.

RESPONSE – Yes. All Selling Shareholders (irrespective of whether they become Employed Selling Shareholders) receive the same price based on their proportionate ownership interest in the Selling Entity.

COMMENT 5 – Please explain whether an Employed Selling Shareholder is precluded from transferring their interests in the Selling Entity.

RESPONSE – No. An Employed Selling Shareholder is not prohibited from transferring their equity interests in the Selling Entity (except two instances where such a transfer restriction was negotiated as part of the transaction).

COMMENT 6 – Please explain how an Employed Selling Shareholder’s rights to NewCo distributions are defined within the partnership agreement (e.g. GAAP-basis, tax basis, available cash, other). Also, please explain what happens if NewCo sustains a loss in a period.

RESPONSE – Per the Partnership Agreement, the cash available for distribution must be computed at least annually and distributed to the Partners within ninety (90) days after the end of the fiscal year.  The cash available for distribution is based on the amount of cash on hand within NewCo and the current and projected cash needs for operations. In practice, a determination of the cash available for distribution is made each month and distributed to all Partners on a pro rata basis.  If there are losses and no cash is available, distributions are not made.

In transactions where the Selling Entity holds the minority limited partnership interest in NewCo, distributions are made directly to the Selling Entity based on the Selling Entity’s pro rata ownership of NewCo.  Neither the Company nor NewCo are involved with distributions by the Selling Entity to its owners (e.g. the Employed Selling Shareholders).

In transactions where the Employed Selling Shareholder directly holds the limited partnership interest in NewCo, distributions are made to the Employed Selling Shareholder based on their respective pro rata ownership of NewCo.

COMMENT 7 – Please explain how the amount of NewCo’s undistributed earnings is determined at the time of redemption.  Also, please explain what happens if NewCo has sustained cumulative losses at the time of redemption.

RESPONSE – Undistributed earnings increase the Redemption Amount whereas cumulative losses reduce the Redemption Amount. Specifically, the Partnership Agreement requires earnings or losses, computed on a GAAP basis, to be allocated to each partner’s capital account based on their respective ownership interests in NewCo.  Prior to redemption, the capital accounts are trued-up (to reflect the allocation of earnings or losses and adjusted for cumulative distributions prior to redemption) to reflect an adjusted capital account balance. Further, since earnings or losses are allocated to the capital accounts each month to determine monthly distributions, the effect of the undistributed earnings or losses on the Redemption Amount is normally minimal.

COMMENT 8 – Please indicate whether Employed Selling Shareholders have any obligation to contribute additional capital to NewCo, such as to acquire new equipment or to build out a new location.

RESPONSE – No. In mostly all of the Partnership Agreements, the Partners (including Selling Shareholders and Employed Selling Shareholders) do not have any obligation to contribute additional capital.  Any additional capital contributions (e.g. in the cases of the purchase of a Therapy Practice) occur if all Partners agree to such contributions.

Most capital expenditures are small, such as the purchase of new equipment and the build-out of new locations (all locations are leased), and funded from the cash available at NewCo.

COMMENT 9 – Please explain the nature of any redemption/distribution rights that an Employed Selling Shareholder has in the event of a sale/change-of-control of NewCo, a bankruptcy, a restructuring or a liquidation.

RESPONSE - A sale or change-of-control does not trigger any redemption or distribution rights for the Selling Shareholders or any other limited partners in the Partnership.  In certain cases, the Selling Shareholders have a right to participate in any sale of the Company’s interest in NewCo, by having a proportionate amount of such Selling Shareholder’s limited partnership interest in NewCo included in such sale.

In case of a liquidation, the Selling Entity is entitled to a distribution of a proportionate share of NewCo’s remaining assets and proceeds after satisfaction of NewCo’s debt and other third party obligations.

COMMENT 10 – Please indicate whether distributions received by an Employed Selling Shareholder are reported on a W-2 or K-1.

RESPONSE – The earnings allocated to, and distributions received by, an Employed Selling Shareholder related to their retained limited partnership interest in NewCo are reported on a Schedule K-1 each year.  Any salary as a result of being an employee and incentive compensation arrangements with the Employed Selling Shareholder is accounted for as compensation expense and reported on a W-2.

COMMENT 11 – Please indicate whether the limited partnership interests held by the Selling Entity carry any voting or protective rights.

RESPONSE – The rights of limited partners, including Employed Selling Shareholders and the Selling Entity, as applicable, are set forth in the applicable Partnership Agreement and by Texas law.  Although the limited partner interests do have voting rights, the Partnership Agreement for NewCo provides broad power and authority to the General Partner to manage the affairs of NewCo.  However, the approval of all Partners is required as a condition for any amendments to the Partnership Agreement or to the management services agreement between the Partnership and a subsidiary of the Company (pursuant to which such subsidiary performs certain administrative and back-office services for the Partnership).

COMMENT 12 – Please indicate whether the Employed Selling Shareholder can acquire additional partnership interests in a partnership subsequent to the Company’s acquisition of NewCo.  Please also tell us whether the partnership agreement for NewCo permits the admission of new partners.  If so, please indicate whether this has occurred and how frequently this occurs.

RESPONSE - Neither the Partnership Agreement nor the Employment Agreement provide any contractual right for an Employed Selling Shareholder to acquire additional limited partnership interests in NewCo subsequent to the acquisition by the Company.  Also, the Partnership Agreement does not contain any provision that would permit the admission of new partners into NewCo.  Therefore, in order for an Employed Selling Shareholder to acquire an additional limited partnership interest, or the admission of a new partner into NewCo, all Partners would need to agree to the appropriate amendment to the Partnership Agreement.  Since January 1, 2005, there have been 11 instances where either the Company or the Selling Entity sold their equity interests, thereby admitting a new partner to the Partnership.

COMMENT 13 – Please indicate whether newly-hired post-transaction NewCo employees purchase, or receive, interests in NewCo (or the Selling Entity) subsequent to the acquisition of NewCo.  If so, please indicate whether this has occurred and how frequently this occurs.

RESPONSE - Newly-hired post-transaction employees of NewCo do not purchase or receive a limited partnership interest in NewCo.  This has never occurred.

COMMENT 14 – Please indicate how frequently the Company has not exercised its Call Right for an employee’s limited partnership interest, when the employment ceased during the Holding Period.

RESPONSE – The Company has never exercised its Call Right for an employee’s limited partnership interest prior to the expiration of the Holding Period.

COMMENT 15 – Please indicate whether the Company has ever redeemed/modified an Employed Selling Shareholder’s interests while they remained employed, such as through a negotiated settlement/modification.

RESPONSE - The Company, with the consent of all Partners in NewCo, has from time to time agreed with an Employed Selling Shareholder to purchase a portion of his/her limited partnership interest in NewCo (or a portion of the interest held by the Selling Entity), even though the Employed Selling Shareholder continues to be employed by NewCo.  In each case, the Company applied the same redemption methodology and formula that is otherwise applicable in the event of a Call Right.

COMMENT 16 – Please explain whether there are any circumstances where an Employed Selling Shareholder’s NewCo interests will be forfeited or acquired by the Company at an amount other than the Redemption Amount.

RESPONSE – No. There are no circumstances under which an Employed Selling Shareholder’s interests in NewCo (or the similar interest held by a Selling Entity) are forfeited or acquired by the Company at an amount other than the Redemption Amount. In two cases, the Selling Shareholders transferred their ownership interest in NewCo, along with other consideration, to the Company as part of a legal settlement.

COMMENT 17 – Please explain whether a previously paid Redemption Amount can be “clawed back” from a former Employed Selling Shareholder under any circumstances.

RESPONSE – No. There are no provisions within the Partnership Agreement or Employment Agreement under which a Redemption Amount paid to an Employed Selling Shareholder can be “clawed back”.

COMMENT 18 – Please tell us whether the Redemption Amount formula for NewCo represents fair value at the acquisition date.  Also, please tell us whether the Redemption Amount formula represents fair value subsequent to the acquisition date.

RESPONSE – Yes. The valuation of the Therapy Practice represents fair value both at the time of the acquisition and the subsequent redemption date. The valuation is established in a manner that is consistent with how Therapy Practices are fairly valued within the outpatient physical therapy healthcare services sector based on a multiple of EBITDA for the preceding twelve months.

In connection with the Company’s response to the Staff, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

Lawrance W. McAfee
Executive Vice President and Chief Financial Officer

LWM/JJB